Filed Pursuant to Rule 424(b)(2)

Registration Statement No. 333-198735

The Goldman Sachs Group, Inc. $6,055,000 Contingent Coupon Currency-Linked Notes due 2017

The notes will not pay a fixed coupon and may pay no coupon on a coupon payment date.  The amount that you will be paid on your notes on the stated maturity date (December 29, 2017) will be based on the performance of the U.S. Dollar (dollar)/Euro (euro) exchange rate (expressed as the number of dollars needed to buy one euro) from the trade date (December 23, 2014) through the determination date (December 26, 2017).  The return on your notes is calculated using the dollar/euro exchange rate which may be materially different from the results obtained using the euro/dollar exchange rate.

The performance of the exchange rate is measured by comparing the initial exchange rate of 1.2180 on the trade date  with (i) for purposes of determining any coupon, the applicable coupon exchange rate, which will be the average of the exchange rate on each of the coupon averaging dates with respect to such coupon payment date (as set forth herein, the five consecutive business days prior to and ending on the applicable coupon observation date (December 23, 2015, December 23, 2016 and the determination date)) or (ii) for purposes of determining the payment at maturity (in addition to any coupon), the final exchange rate, which will be the average of the exchange rate on each of the averaging dates (December 19, 2017, December 20, 2017, December 21, 2017, December 22, 2017 and December 26, 2017).  By purchasing this note, you are taking the view that each coupon exchange rate and the final exchange rate will be lower than the initial exchange rate (it will take fewer dollars to purchase one euro at the coupon exchange rate and the final exchange rate than at the initial exchange rate).

For each coupon payment date (three business days after the applicable coupon observation date) you will receive for each $1,000 face amount of your notes an amount in cash equal to:

•                  if the applicable coupon exchange rate is less than or equal to the initial exchange rate, $21.50; or

•                  if the applicable coupon exchange rate is greater than the initial exchange rate, $0.

The currency return on your notes will be used to determine your payment at maturity and will be calculated by subtracting the final exchange rate from the initial exchange rate and dividing the resulting number by the initial exchange rate and expressing this result as a percentage.  Due to the currency return formula, your payment at maturity for each $1,000 face amount of your notes (in addition to any coupon payment) is limited to $2,000.  At maturity, you will receive (in addition to any coupon payment) for each $1,000 face amount of your notes:

•                  if the currency return is positive, the sum of (i) $1,000 plus (ii) the product of the currency return times $1,000;

•                  If the currency return is zero, $1,000; or

•                  if the currency return is negative, the greater of (i) the minimum settlement amount of $900 and (ii) the sum of (a) $1,000 plus (b) the product of (1) $1,000 times (2) the currency return.

If the number of dollars required to purchase one euro (i) at the applicable coupon exchange rate is greater than at the initial exchange rate you will not receive a coupon on the applicable coupon payment date, and (ii) at the final exchange rate is greater than at the initial exchange rate, you will receive less than the face amount of your notes (but not less than $900) at maturity.

You should read the additional disclosure herein so that you may better understand the terms and risks of your investment.

Your investment in the notes involves certain risks, including, among other things, our credit risk. See page PS-12.

The estimated value of your notes at the time the terms of your notes were set on the trade date (as determined by reference to pricing models used by Goldman, Sachs & Co. (GS&Co.) and taking into account our credit spreads) was equal to approximately $973 per $1,000 face amount, which is less than the original issue price.  The value of your notes at any time will reflect many factors and cannot be predicted, however, the price (not including GS&Co.’s customary bid and ask spreads) at which GS&Co. would initially buy or sell notes (if it makes a market, which it is not obligated to do) and the value that GS&Co. will initially use for account statements and otherwise equals approximately $990 per $1,000 face amount, which exceeds the estimated value of your notes as determined by reference to these models.  The amount of the excess will decline on a straight line basis over the period from the trade date through June 29, 2015.

Original issue date:	December 31, 2014	Original issue price:	100.00% of the face amount
Underwriting discount:	1.675% of the face amount	Net proceeds to the issuer:	98.325% of the face amount

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.  The notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

Goldman, Sachs & Co.

Pricing Supplement No.3403 dated December 23, 2014.

The issue price, underwriting discount and net proceeds listed above relate to the notes we sell initially.  We may decide to sell additional notes after the date of this pricing supplement, at issue prices and with underwriting discounts and net proceeds that differ from the amounts set forth above. The return (whether positive or negative) on your investment in notes will depend in part on the issue price you pay for such notes.

Goldman Sachs may use this prospectus in the initial sale of the notes. In addition, Goldman, Sachs & Co. or any other affiliate of Goldman Sachs may use this prospectus in a market-making transaction in a note after its initial sale.  Unless Goldman Sachs or its agent informs the purchaser otherwise in the confirmation of sale, this prospectus is being used in a market-making transaction.

About Your Prospectus

The notes are part of the Medium-Term Notes, Series D program of The Goldman Sachs Group, Inc. This prospectus includes this pricing supplement and the accompanying documents listed below. This pricing supplement constitutes a supplement to the documents listed below and should be read in conjunction with such documents:

•                  Currency terms supplement dated September 15, 2014

•                  Prospectus supplement dated September 15, 2014

•                  Prospectus dated September 15, 2014

The information in this pricing supplement supersedes any conflicting information in the documents listed above. In addition, some of the terms or features described in the listed documents may not apply to your notes.

SUMMARY INFORMATION

We refer to the notes we are offering by this pricing supplement as the “offered notes” or the “notes”. Each of the offered notes, including your notes, has the terms described below.  Please note that in this pricing supplement, references to “The Goldman Sachs Group, Inc.”, “we”, “our” and “us” mean only The Goldman Sachs Group, Inc. and do not include its consolidated subsidiaries. Also, references to the “accompanying prospectus” mean the accompanying prospectus, dated September 15, 2014, as supplemented by the accompanying prospectus supplement, dated September 15, 2014, of The Goldman Sachs Group, Inc. relating to the Medium-Term Notes, Series D program of The Goldman Sachs Group, Inc. and references to the “accompanying currency terms supplement” mean the accompanying currency terms supplement, dated September 15, 2014, of The Goldman Sachs Group, Inc.

This section is meant as a summary and should be read in conjunction with the section entitled “Supplemental Terms of the Notes” on page S-9 of the accompanying currency terms supplement. Please note that certain features, as noted below, described in the currency terms supplement are not applicable to the notes. This pricing supplement supersedes any conflicting provisions of the accompanying currency terms supplement.

Key Terms

Issuer:  The Goldman Sachs Group, Inc.

Face amount: each note will have a face amount of $1,000; $6,055,000 in the aggregate for all the offered notes; the aggregate face amount of the offered notes may be increased if the issuer, at its sole option, decides to sell an additional amount of the offered notes on a date subsequent to the date of this pricing supplement

Exchange rate:  the USD/EUR exchange rate, expressed as the U.S. dollar (USD) value of one euro (EUR)

Purchase at amount other than face amount: the amount we will pay you at the stated maturity date for your notes will not be adjusted based on the issue price you pay for your notes, so if you acquire notes at a premium (or discount) to face amount and hold them to the stated maturity date, it could affect your investment in a number of ways. The return on your investment in such notes will be lower (or higher) than it would have been had you purchased the notes at face amount.  See “Additional Risk Factors Specific to Your Notes — If You Purchase Your Notes at a Premium to Face Amount, the Return on Your Investment Will Be Lower Than the Return on Notes Purchased at Face Amount and the Impact of Certain Key Terms of the Notes Will be Negatively Affected” on page PS16 of this pricing supplement

Supplemental discussion of U.S. federal income tax consequences:  The notes will be treated as debt instruments subject to the special rules governing contingent payment debt instruments for U.S. federal income tax purposes.  Under this treatment, it is the opinion of Sidley Austin LLP that if you are a U.S. individual or taxable entity, you generally should be required to pay taxes on ordinary income from the notes over their term based on the comparable yield for the notes, even though you may not receive any payments from us until maturity. In addition, any gain you may recognize on the sale or maturity of the notes will be taxed as ordinary interest income.  Please see “Supplemental Discussion of U.S. Federal Income Tax Consequences” below for a more detailed discussion.

Cash settlement amount (on the stated maturity date):  for each $1,000 face amount of your notes, in addition to the final coupon payment, if any, we will pay you an amount in cash equal to:

•                  if the currency return is positive, the sum of $1,000 plus the product of the currency return times $1,000;

•                  if the currency return is zero, $1,000; or

•                  if the currency return is negative, the greater of (i) the minimum settlement amount and (ii) the sum of (a) $1,000 plus (b) the product of (1) $1,000 times (2) the currency return

Minimum settlement amount:  $900

Coupon:  on each coupon payment date, for each $1,000 face amount of your notes, we will pay you an amount in cash equal to:

•                  if the coupon exchange rate for the corresponding coupon observation date is less than or equal to the initial exchange rate, $21.50; or

•                  if the coupon exchange rate for the corresponding coupon observation date is greater than the initial exchange rate, $0.00.

Coupon exchange rate:  the arithmetic average of the levels of the USD/EUR exchange rate on each of the coupon averaging dates, in each case determined by reference to the relevant source, except in the limited circumstances described under “—Consequences of a non-fixing day on a coupon averaging date” below

Coupon observation dates:  with respect to each coupon payment date, the last coupon averaging date, December 23, 2015, December 23, 2016 and the determination date, provided, however, that if, with respect to any coupon payment date, the last coupon averaging date is postponed as described under “— Coupon averaging dates” below, the applicable coupon observation date will occur on the last coupon averaging date as postponed

Coupon averaging dates:   with respect to the first coupon payment date, December 17, 2015, December 18, 2015, December 21, 2015, December 22, 2015 and December 23, 2015; with respect to the second coupon payment date, December 19, 2016, December 20, 2016, December 21, 2016, December 22, 2016 and December 23, 2016; and, with respect to the third coupon payment date, December 19, 2017, December 20, 2017, December 21, 2017, December 22, 2017 and December 26, 2017.  If the calculation agent determines that an unscheduled holiday occurs or is continuing on any day that would otherwise be a coupon averaging date or such day is not otherwise a fixing day (except because of a scheduled holiday), such coupon averaging date and each succeeding coupon averaging date, if any, will be postponed to the next fixing day(s) on which the calculation agent determines that neither an unscheduled holiday nor a scheduled holiday has occurred or is continuing.  However, no coupon averaging date will be postponed to a date later than the originally scheduled coupon payment date or, if the originally scheduled coupon payment date is not a business day, later than the first business day after the originally scheduled coupon payment date.  If an unscheduled holiday or scheduled holiday has occurred or is continuing on such last possible coupon averaging date or such last possible day is not a fixing day, that day will nevertheless be the last coupon averaging date and the coupon exchange rate will be determined as provided below under “Consequences of a non-fixing day on a coupon averaging date”.  In such cases, more than one coupon averaging date may occur simultaneously on such last possible day.

In the event that the calculation agent determines that an originally scheduled coupon averaging date is not a fixing day because of a scheduled holiday, then such coupon averaging date will be the fixing day immediately preceding the originally scheduled coupon averaging date.

Coupon payment dates:  the third scheduled business day after the corresponding coupon observation date to and including the stated maturity date, subject to adjustment as described under “Supplemental Terms of the Notes — Coupon Payment Dates” on page S-15 of the accompanying currency terms supplement

Initial exchange rate:  1.2180

Final exchange rate:  the arithmetic average of the levels of the USD/EUR exchange rate on each of the averaging dates, in each case determined by reference to the relevant source, except in the limited circumstances described under “Supplemental Terms of the Notes — Consequences of a Non-Fixing Day — Notes Linked to a Single Exchange Rate” beginning on page S-19 of the accompanying currency terms supplement

Averaging dates:  December 19, 2017, December 20, 2017, December 21, 2017, December 22, 2017 and December 26, 2017, each subject to adjustment as described under “Supplemental Terms of the Notes — Averaging Dates” on page S-11 of the accompanying currency terms supplement

Relevant source:  the USD/EUR exchange rate (expressed as the U.S. dollar value of one euro) will be determined by reference to the rate for settlement in two business days published by WM Company which appears on the Reuters Page “WMRSPOT05” under the caption “MID” that is available at approximately 4:00 p.m., London time (or any successor or replacement service or page).

Currency return:  the quotient of (i) the initial exchange rate minus the final exchange rate divided by (ii) the initial exchange rate, expressed as a positive or negative percentage

Trade date:  December 23, 2014

Original issue date (settlement date):  December 31, 2014

Determination date:  the last averaging date, December 26, 2017, subject to adjustment as described under “Supplemental Terms of the Notes — Determination Date” on page S-10 of the accompanying currency terms supplement

Stated maturity date:  December 29, 2017, subject to adjustment as described under “Supplemental Terms of the Notes — Stated Maturity Date” on page S-9 of the accompanying currency terms supplement

Consequences of a non-fixing day on a coupon averaging date:  if an unscheduled holiday occurs or is continuing on a day that would otherwise be a coupon averaging date, or such day is not a fixing day (other than a scheduled holiday), then the applicable coupon averaging date and each succeeding coupon averaging date, if applicable, will be postponed, as described under “— Coupon averaging dates” above.  As a result of any of the foregoing, the applicable coupon payment date may also be postponed, as described under “— Coupon payment dates” above.  If the originally scheduled coupon averaging date is not a fixing day because of a scheduled holiday, such coupon averaging date will be the immediately preceding fixing day on which an unscheduled holiday does not occur and is not continuing as described under “— Coupon averaging dates” above and each succeeding coupon averaging date and the applicable coupon payment date will not be postponed.  If the calculation agent determines that the exchange rate is not available on the last possible coupon averaging date because an unscheduled holiday or a scheduled holiday has occurred or is continuing or such date is otherwise a non-fixing day, the calculation agent will determine the exchange rate based on its assessment, made in its sole discretion, of the exchange rate on that day in a commercially reasonable manner.

Business day:  as described under “Supplemental Terms of the Notes — Special Calculation Provisions — Business Day” on page S-23 in the accompanying currency terms supplement

No interest:  the notes will not bear interest

No listing:  the notes will not be listed on any securities exchange or interdealer market quotation system

No redemption:  the notes will not be subject to any redemption right

Use of proceeds and hedging:  as described under “Use of Proceeds” and “Hedging” on page S-29 of the accompanying currency terms supplement

ERISA:  as described under “Employee Retirement Income Security Act” on page S-38 of the accompanying currency terms supplement

Supplemental plan of distribution:  as described under “Supplemental Plan of Distribution” on page S-39 of the accompanying currency terms supplement; The Goldman Sachs Group, Inc. estimates that its share of the total offering expenses, excluding underwriting discounts and commissions, will be approximately $25,000.

The Goldman Sachs Group, Inc. has agreed to agree to sell to Goldman, Sachs & Co., and Goldman, Sachs & Co. has agreed to purchase from The Goldman Sachs Group, Inc., the aggregate face amount of the offered notes specified on the front cover of this pricing supplement. Goldman, Sachs & Co. proposes initially to offer the notes to the public at the original issue price set forth on the cover page of this pricing supplement. The underwriting discount set forth on the cover page of this pricing supplement per $1,000 face amount is comprised of $1.75 of underwriting fees and $15.00 of selling commission.

We will deliver the notes against payment therefor in New York, New York on December 31, 2014, which is the fifth scheduled business day following the date of this pricing supplement and of the pricing of the notes.  Under Rule 15c6-1 of the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise.  Accordingly, purchasers who wish to trade notes on any day prior to three business days before delivery will be required, by virtue of the fact that the notes will initially settle in five business days (T + 5), to specify alternative settlement arrangements to prevent a failed settlement.

We have been advised by Goldman, Sachs & Co. that it intends to make a market in the notes. However, neither Goldman, Sachs & Co. nor any of our other affiliates that makes a market is obligated to do so and any of them may stop doing so at any time without notice. No assurance can be given as to the liquidity or trading market for the notes.

Calculation agent:  Goldman, Sachs & Co.

CUSIP no.:  38147QQQ2

ISIN no.:  US38147QQQ28

FDIC:  the notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank

This is only a brief summary of the terms of your notes. You should read the detailed description thereof in "Summary Information" on page PS-2. Please read the terms below with the remainder of this pricing supplement, the accompanying currency terms supplement, dated September 15, 2014, the accompanying prospectus supplement, dated September 15, 2014, and the accompanying prospectus, dated September 15, 2014.

Currency-Linked Notes due 2017

Issued by:
The Goldman Sachs Group, Inc.

Investment Objective

For investors:

- ***who believe that the currency return will be positive (i.e., the number of U.S. dollars required to purchase one euro at the final exchange rate will be less than the number required to purchase one euro at the initial exchange rate);***
- ***who want to receive contingent coupons on the coupon payment dates if the applicable coupon exchange rate is less than or equal to the initial exchange rate; and***
- ***who believe that the value of the euro will decline against the U.S. dollar.***

Determining the Cash Settlement Amount

Payment on the notes is subject to the creditworthiness of The Goldman Sachs Group, Inc.

You should expect to hold the notes until the maturity date. There may be little or no secondary market for the notes. We have been advised by Goldman, Sachs & Co. that it intends to make a market in the notes. However, neither Goldman, Sachs & Co. nor any of our other affiliates that makes a market is obligated to do so and any of them may stop doing so at any time without notice.

Indicative Terms

Risk Factors

You should read "Additional Risk Factors Specific to the Notes" on page S-1 of the accompanying currency terms supplement and "Additional Risk Factors Specific to Your Notes" on page PS-12 of this pricing supplement so that you may better understand the risks associated with an investment in the notes.

Currency-Linked Notes due 2017

Issued by:
The Goldman Sachs Group, Inc.

The following information is provided for purposes of illustration only. It should not be taken as an indication or prediction of future investment results and is intended merely to illustrate the impact that the various hypothetical currency returns could have on the cash settlement amount at maturity assuming all other variables remain constant. The information below assumes the initial exchange rate of 1.2180 (i.e., 1.2180 U.S. dollars are needed to buy one euro). The numbers appearing in the information below have been rounded for ease of analysis.

*Does not include the final coupon

200%
175%
150%
125%
100%
75%
50%
25%
0%
Hypothetical Cash Settlement Amount as % of Face Amount
Note Performance
90.00%
Currency Performance
-100%
-50%
0%
50%
100%
Hypothetical Currency Return

HYPOTHETICAL EXAMPLES

The following information is provided for purposes of illustration only. It should not be taken as an indication or prediction of future investment results and is intended merely to illustrate the impact that various hypothetical currency returns on the determination date could have on the cash settlement amount, assuming all other variables remain constant. No one can predict what the exchange rate will be on any averaging date.  The exchange rate has been highly volatile in the past — meaning that the exchange rate has changed substantially in relatively short periods — and its performance cannot be predicted for any future period.

Any rate of return you may earn on an investment in the notes may be lower than that which you could earn on a comparable investment directly in the exchange rate.

The information in the following examples reflects hypothetical rates of return on the offered notes assuming that they are purchased on the original issue date at the face amount and held to the stated maturity date.  If you sell your notes in a secondary market prior to the stated maturity date, your return will depend upon the market value of your notes at the time of sale, which may be affected by a number of factors that are not reflected in the table below such as interest rates, the volatility of the exchange rate and our creditworthiness.  In addition, the estimated value of your notes at the time the terms of your notes were set on the trade date (as determined by reference to pricing models used by Goldman, Sachs & Co.) was less than the original issue price of your notes.  For more information on the estimated value of your notes, see “Additional Risk Factors Specific to Your Notes — The Estimated Value of Your Notes At the Time the Terms of Your Notes Were Set On the Trade Date (as Determined By Reference to Pricing Models Used By Goldman, Sachs & Co.) Was Less Than the Original Issue Price Of Your Notes” on page PS-12 of this pricing supplement.  The information in the table also reflects the key terms and assumptions in the box below.

Key Terms and Assumptions

Face amount per note	$1,000

Initial exchange rate	1.2180

Minimum settlement amount	$900

Notes purchased on the original issue date at the face amount and held to the stated maturity date

Each averaging day is a fixing day for the exchange rate

For these reasons, the actual performance of the exchange rate over the life of the offered notes, as well as the cash settlement amount at maturity, may bear little relation to the hypothetical examples shown below or to the historical levels of the exchange rate shown elsewhere in this pricing supplement. For information about the exchange rate during recent periods, see “Historical Exchange Rates” on page PS-17. Before investing in the offered notes, you should consult publicly available information to determine the exchange rate between the date of this pricing supplement and the date of your purchase of the offered notes.

Also, the examples below do not take into account the effects of applicable taxes. Because of the U.S. tax treatment applicable to your notes, tax liabilities could affect the after-tax rate of return on your notes to a comparatively greater extent than the after-tax return on the applicable currencies.

The levels in the left column of the following table represent hypothetical final exchange rates.  The levels in the middle column of the following table represent hypothetical currency returns, assuming the initial exchange rate of 1.2180 (i.e., 1.2180 U.S. dollars are needed to buy one euro).  The amounts in the right column represent the hypothetical cash settlement amounts, based on the corresponding hypothetical currency return, and are expressed as percentages of the face amount of a note (rounded to the nearest one-thousandth of one percent). Thus, a hypothetical cash settlement amount of 100.000% means that the value of the cash payment that we would deliver for each $1,000 of the outstanding face amount of the offered notes on the stated maturity date would equal 100.000% of the face amount of a note, based on the corresponding hypothetical currency return and the assumptions noted above.

The final exchange rate, which will be the arithmetic average of the exchange rates on each of the averaging dates, will be determined on the determination date.  The currency return will be equal to the quotient of (1) the initial exchange rate minus the final exchange rate divided by (2) the initial exchange rate, expressed as a positive or negative percentage.

Hypothetical Final Exchange Rate (Expressed as Number of U.S. Dollars Per One Euro)	Hypothetical Currency Return	Hypothetical Cash Settlement Amount (as Percentage of Face Amount)
0.0000	100.000%	200.000%*
0.3045	75.000%	175.000%*
0.6090	50.000%	150.000%*
0.9135	25.000%	125.000%*
1.0353	15.000%	115.000%*
1.0962	10.000%	110.000%*
1.1571	5.000%	105.000%*
1.2180	0.000%	100.000%*
1.2181	-0.010%	99.990%
1.2789	-5.000%	95.000%
1.3398	-10.000%	90.000%
1.4007	-15.000%	90.000%
1.4616	-20.000%	90.000%
1.5225	-25.000%	90.000%
1.8270	-50.000%	90.000%
2.1315	-75.000%	90.000%
2.4360	-100.000%	90.000%

*Does not include the final coupon

If, for example, the currency return was determined to be -50.000%, the cash settlement amount that we would deliver to you at maturity would be 90.000% of the face amount of your notes. As a result, if you purchased your notes on the original issue date and held them to the stated maturity date, you would lose 10.000% of your investment (if you purchased your notes at a premium to face amount you would lose a correspondingly higher percentage of your investment).

The following chart shows a graphical illustration of the hypothetical cash settlement amounts (expressed as a percentage of the face amount of your notes) that we would deliver to the holder of the notes on the stated maturity date, if the currency return was any of the hypothetical returns shown on the horizontal axis.  The chart also shows that any hypothetical currency return of less than -10.00% (the section to the left of the -10.00% marker on the horizontal axis) would result in a hypothetical cash settlement amount of 90.00% of the face amount of your notes.

The cash settlement amounts shown above are entirely hypothetical; they are based on exchange rates that may not be achieved on the averaging dates and on assumptions that may prove to be erroneous.  The actual market value of your notes on the stated maturity date or at any other time, including any time you may wish to sell your notes, may bear little relation to the hypothetical cash settlement amounts shown above, and these amounts should not be viewed as an indication of the financial return on an investment in the offered notes.  The hypothetical cash settlement amounts on notes held to the stated maturity date in the examples above assume you purchased your notes at their face amount and have not been adjusted to reflect the actual issue price you pay for your notes. The return on your investment (whether positive or negative) in your notes will be affected by the amount you pay for your notes. If you purchase your notes for a price other than the face amount, the return on your investment will differ from, and may be significantly lower than, the hypothetical returns suggested by the above examples. Please read “Additional Risk Factors Specific to the Notes — The Market Value of Your Notes May Be Influenced by Many Unpredictable Factors” on page S-6 of the accompanying currency terms supplement.

Payments on the notes are economically equivalent to the amounts that would be paid on a combination of other instruments. For example, payments on the notes are economically equivalent to a combination of an interest-bearing bond bought by the holder and one or more options entered into between the holder and us (with one or more implicit option premiums paid over time). The discussion in this paragraph does not modify or affect the terms of the notes or the U.S. federal income tax treatment of the notes, as described elsewhere in this pricing supplement.

We cannot predict the actual currency return or what the market value of your notes will be on any given day, nor can we predict the relationship between the exchange rate and the market value of your notes at any time prior to the stated maturity date.  The actual amount that a holder of the offered notes will receive on the stated maturity date and the total rate of return on the offered notes will depend on the actual currency return determined by the calculation agent as described above.  Moreover, the assumptions on which the hypothetical examples are based may turn out to be inaccurate. Consequently, the amount of cash to be paid in respect of your note on the stated maturity date may be very different from the information reflected above.

ADDITIONAL RISK FACTORS SPECIFIC TO YOUR NOTES

An investment in your notes is subject to the risks described below, as well as the risks and considerations described in the accompanying prospectus dated September 15, 2014, in the accompanying prospectus supplement dated September 15, 2014, and under “Additional Risk Factors Specific to the Notes” in the accompanying currency terms supplement.  You should carefully review these risks and considerations as well as the terms of the notes described herein and in the accompanying prospectus, dated September 15, 2014, the accompanying prospectus supplement, dated September 15, 2014, and the accompanying currency terms supplement, dated September 15, 2014, of The Goldman Sachs Group, Inc. Your notes are a riskier investment than ordinary debt securities. Also, your notes are not equivalent to investing directly in the exchange rate or applicable currencies. You should carefully consider whether the offered notes are suited to your particular circumstances.

The Estimated Value of Your Notes At the Time the Terms of Your Notes Were Set On the Trade Date (as Determined By Reference to Pricing Models Used By Goldman, Sachs & Co.) Was Less Than the Original Issue Price Of Your Notes

The original issue price for your notes exceeds the estimated value of your notes as of the time the terms of your notes were set on the trade date, as determined by reference to Goldman, Sachs & Co.’s pricing models and taking into account our credit spreads. Such estimated value on the trade date is set forth on the cover of this pricing supplement; after the trade date, the estimated value as determined by reference to these models will be affected by changes in market conditions, our creditworthiness and other relevant factors. The price at which Goldman, Sachs & Co. would initially buy or sell your notes (if Goldman, Sachs & Co. makes a market, which it is not obligated to do), and the value that Goldman, Sachs & Co. will initially use for account statements and otherwise, will also exceed the estimated value of your notes as determined by reference to these models.  As agreed by Goldman, Sachs & Co. and the distribution participants, the amount of the excess will decline on a straight line basis over the period from the date hereof through the applicable date set forth on the cover.  Thereafter, if Goldman, Sachs & Co. buys or sells your notes it will do so at prices that reflect the estimated value determined by reference to such pricing models at that time.  The price at which Goldman, Sachs & Co. will buy or sell your notes at any time also will reflect its then current bid and ask spread for similar sized trades of structured notes.

In estimating the value of your notes as of the time the terms of your notes were set on the trade date, as disclosed on the front cover of this pricing supplement, Goldman, Sachs & Co.’s pricing models consider certain variables, including principally our credit spreads, interest rates (forecasted, current and historical rates), volatility, price-sensitivity analysis and the time to maturity of the notes. These pricing models are proprietary and rely in part on certain assumptions about future events, which may prove to be incorrect. As a result, the actual value you would receive if you sold your notes in the secondary market, if any, to others may differ, perhaps materially, from the estimated value of your notes determined by reference to our models due to, among other things, any differences in pricing models or assumptions used by others. See “Additional Risk Factors Specific to the Notes — The Market Value of Your Notes May Be Influenced by Many Unpredictable Factors” on page S-6 of the accompanying currency terms supplement.

The difference between the estimated value of your notes as of the time the terms of your notes were set on the trade date and the original issue price is a result of certain factors, including principally the underwriting discount and commissions, the expenses incurred in creating, documenting and marketing the notes, and an estimate of the difference between the amounts we pay to Goldman, Sachs & Co. and the amounts Goldman, Sachs & Co. pays to us in connection with your notes. We pay to Goldman, Sachs & Co. amounts based on what we would pay to holders of a non-structured note with a similar maturity.  In return for such payment, Goldman, Sachs & Co. pays to us the amounts we owe under your notes.

In addition to the factors discussed above, the value and quoted price of your notes at any time will reflect many factors and cannot be predicted.  If Goldman, Sachs & Co. makes a market in the notes, the price quoted by Goldman, Sachs & Co. would reflect any changes in market conditions and other relevant factors, including any deterioration in our creditworthiness or perceived creditworthiness. These changes may adversely affect the value of your notes, including the price you may receive for your notes in any market making transaction. To the extent that Goldman, Sachs & Co. makes a market in the notes, the quoted price will reflect the estimated value determined by reference to Goldman, Sachs & Co.’s pricing models at that time, plus or minus its then current bid and ask spread for similar sized trades of structured notes (and subject to the declining excess amount described above).

Furthermore, if you sell your notes, you will likely be charged a commission for secondary market transactions, or the price will likely reflect a dealer discount.  This commission or discount will further reduce the proceeds you would receive for your notes in a secondary market sale.

There is no assurance that Goldman, Sachs & Co. or any other party will be willing to purchase your notes at any price and, in this regard, Goldman, Sachs & Co. is not obligated to make a market in the notes. See “Additional Risk Factors Specific to the Notes — Your Notes May Not Have an Active Trading Market” on page S-6 of the accompanying currency terms supplement.

The Notes Are Subject to the Credit Risk of the Issuer

Although the return on the notes will be based on the performance of the exchange rate, the payment of any amount due on the notes is subject to our credit risk. The notes are our unsecured obligations.  Investors are dependent on our ability to pay all amounts due on the notes, and therefore investors are subject to our credit risk and to changes in the market’s view of our creditworthiness.  See “Description of the Notes We May Offer — Information About Our Medium-Term Notes, Series D Program — How the Notes Rank Against Other Debt” on page S-4 of the accompanying prospectus supplement.

You May Lose A Portion of Your Investment in the Notes

You can lose a portion of your investment in the notes. The cash settlement amount you will be paid for your notes on the stated maturity date will be based on the performance of the exchange rate, as measured by the currency return, which compares the initial exchange rate on the trade date with the final exchange rate, which will be the arithmetic average of the exchange rates on each of the averaging dates.  If the currency return is negative, you will lose up to 10.00% of your investment in the notes, which would exclude any premium to face amount you paid when you purchased the notes.

Also, the market price of the notes prior to the stated maturity date may be significantly lower than the purchase price paid for such notes.  Consequently, if you sell your notes before the stated maturity date, you may receive less than the amount of your investment in the notes.

You May Not Receive a Coupon on any Coupon Payment Date

If the coupon exchange rate for any coupon observation date is greater than the initial exchange rate, you will not receive a coupon payment on the applicable coupon payment date.  If this occurs on each coupon observation date, the overall return you earn on your notes may be less than you would have earned by investing in a note that bears interest at the prevailing market rate.

The Coupon Does Not Reflect the Actual Differences Between the Initial Exchange Rate and Any Coupon Exchange Rate or Between Coupon Exchange Rates

The coupon for each coupon payment date is different from, and may be less than, a coupon determined based on the percentage difference between the initial exchange rate and the coupon exchange rate or the difference between coupon exchange rates.  Accordingly, the coupons, if any, on the notes may be less than the return you could earn on another instrument linked to the exchange rate that pays coupons based on the difference between the initial exchange rate and any coupon exchange rate or between coupon exchange rates.

Each Coupon Payment, if any, and the Cash Settlement Amount on Your Notes Are Linked to the Exchange Rate on Five Averaging Dates

The coupon exchange rate for each coupon observation date and the final exchange rate for the determination date will be based on the arithmetic average of the exchange rates on each of the five coupon averaging dates or the five averaging dates, as applicable (each of which is subject to postponement in the case of non-fixing days), and therefore not the simple performance of the exchange rate over the life of your notes.  For example, if the exchange rate dramatically changed on the last coupon averaging date, you may not earn a coupon during such period, although you may have earned one had the coupon payment been based on the level of the exchange rate on a single date.  Similarly, if the exchange rate dramatically changed on the last averaging date, the cash settlement amount for your notes may be significantly less than it would have been had the cash settlement amount been linked only to the exchange rate on a single date.

Regulators Are Investigating Potential Manipulation of Published Currency Exchange Rates

It has been reported that the U.K. Financial Conduct Authority and regulators from other countries are in the process of investigating the potential manipulation of published currency exchange rates. If such manipulation has occurred or is continuing, certain published exchange rates may have been, or may be in the future, artificially lower (or higher) than they would otherwise have been. Any such manipulation could have an adverse impact on any payments on, and the value of, your notes and the trading market for your notes. In addition, we cannot predict whether any changes or reforms affecting the determination or publication of exchange rates or the supervision of currency trading will be implemented in connection with these investigations. Any such changes or reforms could also adversely impact your notes.

Due to the Currency Return Formula, the Return on Your Notes Is Limited

Due to the currency return formula, the return on your notes is limited to $2,000 for each $1,000 face amount of your notes, as the currency return can never be above 100%.

If You Calculate the Return on Your Notes Using the EUR/USD Exchange Rate, the Return on Your Notes May be Materially Different From the Results Obtained Using the USD/EUR Exchange Rate

The amount that you will be paid on your notes on the stated maturity date will be based on the performance of the USD/EUR exchange rate, as measured by the currency return formula, from the trade date to and including the determination date.  The exchange rate is expressed as the number of U.S. dollars needed to purchase one euro.  If you calculate the return on your notes using the EUR/USD exchange rate instead, the return on your notes may be materially different from the results obtained using the USD/EUR exchange rate. For example, assuming the initial USD/EUR exchange rate of 1.2180 (i.e., 1.2180 U.S. dollars are needed to buy one euro), if the hypothetical final USD/EUR exchange rate increases to 1.5225 (i.e., 1.5225 U.S. dollars are needed to buy one euro), then the percentage change in the hypothetical initial exchange rate to the hypothetical final exchange rate would be 25% and the currency return would be -25%. If the equivalent exchange rate were instead presented in terms of EUR/USD, then the hypothetical initial EUR/USD exchange rate would be approximately 0.8210 and the hypothetical final EUR/USD exchange rate would be approximately 0.6568 and the percentage change in the hypothetical initial exchange rate to the hypothetical final exchange rate would be approximately -20% and the currency return would be approximately 20%.

The Coupons and the Cash Settlement Amount on Your Notes Will Not Be Affected by the Exchange Rate on Any Dates Other Than the Coupon Averaging Dates or the Averaging Dates

The coupon, if any, that will be paid on your notes on a coupon payment date and the cash settlement amount that will be paid on your notes at maturity will be based on the coupon exchange rate for the applicable coupon observation date and the final exchange rate for the determination date, respectively.  Although the actual exchange rate on a coupon payment date or the stated maturity date or at other times during the life of your notes may be higher than the coupon exchange rate for a coupon observation date or the final exchange rate for the determination date, you will not benefit from the exchange rate at any time other than on the coupon averaging dates or the averaging dates, as applicable.

The Calculation Agent Can Adjust a Coupon Averaging Date or an Averaging Date if an Unscheduled Holiday Occurs or Is Continuing or such Day Is Not a Fixing Day, Which May Result in a Postponed Coupon Payment Date or Stated Maturity Date, As Applicable

If the calculation agent determines that any coupon averaging date or averaging date is not a fixing day with respect to the exchange rate because of a scheduled holiday, then the level of the exchange rate for the applicable coupon averaging date or averaging date, as applicable, will be the level on the immediately preceding fixing day for such exchange rate.

However, if the calculation agent determines that, with respect to the exchange rate, an unscheduled holiday occurs or is continuing on an originally scheduled coupon averaging date or averaging date, as applicable, or such day is not otherwise a fixing day (except because of a scheduled holiday), the applicable coupon averaging date or averaging date, as applicable, and each succeeding coupon averaging date or averaging date, if any, will be postponed to the next fixing day(s) on which the calculation agent determines that neither an unscheduled holiday nor a scheduled holiday has occurred or is continuing, subject to limitation on postponement as referenced above.  If any coupon averaging date or averaging date, as applicable, is postponed to the last possible day and an unscheduled holiday or a scheduled holiday occurs or is continuing with respect to the exchange rate or such day is not a fixing day for any other reason, such date will nevertheless be the applicable coupon averaging date or averaging date, as applicable.

As a result of any of the foregoing, a coupon payment date or the stated maturity date, as applicable, for your notes may also be postponed, as described under “Summary Information — Stated maturity date” on page S-4 of this pricing supplement and “Summary Information — Coupon payment dates” on page PS-3 of this pricing supplement.  In such a case, you may not receive the cash payment, if any, that we are obligated to deliver on such coupon payment date or the stated maturity date, as applicable, until several days after the originally scheduled coupon payment date or stated maturity date, as applicable.  Moreover, if the level of the exchange rate is not available on a coupon averaging date or averaging date, as applicable, because of an unscheduled holiday, scheduled holiday or non-fixing day, in certain circumstances the calculation agent will determine the level of the exchange rate based on its assessment, made in its sole discretion, in a commercially reasonable manner, as described under “Summary Terms — Averaging dates” on page PS-3 of this pricing supplement and “Summary Terms — Consequences of a non-fixing day on a coupon averaging date” on page PS-4 of this pricing supplement.

We May Sell an Additional Aggregate Face Amount of the Notes at a Different Issue Price

At our sole option, we may decide to sell an additional aggregate face amount of the notes subsequent to the date of this pricing supplement. The issue price of the notes in the subsequent sale may differ substantially (higher or lower) from the issue price you paid as provided on the cover of this pricing supplement.

If You Purchase Your Notes at a Premium to Face Amount, the Return on Your Investment Will Be Lower Than the Return on Notes Purchased at Face Amount and the Impact of Certain Key Terms of the Notes Will Be Negatively Affected

The cash settlement amount you will be paid for your notes on the stated maturity date will not be adjusted based on the issue price you pay for the notes.  If you purchase notes at a price that differs from the face amount of the notes, then the return on your investment in such notes held to the stated maturity date will differ from, and may be substantially less than, the return on notes purchased at face amount.  If you purchase your notes at a premium to face amount and hold them to the stated maturity date the return on your investment in the notes will be lower than it would have been had you purchased the notes at face amount or a discount to face amount.

Your Notes Will Be Treated as Debt Instruments Subject to Special Rules Governing Contingent Payment Debt Instruments for U.S. Federal Income Tax Purposes

The notes will be treated as debt instruments subject to special rules governing contingent payment debt instruments for U.S. federal income tax purposes. If you are a U.S. individual or taxable entity, you generally will be required to pay taxes on ordinary income from the notes over their term based on the comparable yield for the notes, even though you may not receive any payments from us until maturity. This comparable yield is determined solely to calculate the amount on which you will be taxed prior to maturity and is neither a prediction nor a guarantee of what the actual yield will be. In addition, any gain you may recognize on the sale or maturity of the notes will be taxed as ordinary interest income. If you are a secondary purchaser of the notes, the tax consequences to you may be different. Please see “Supplemental Discussion of U.S. Federal Income Tax Consequences” below for a more detailed discussion. Please also consult your own tax advisor concerning the U.S. federal income tax and any other applicable tax consequences to you of owning your notes in your particular circumstances.

Foreign Account Tax Compliance Act (FATCA) Withholding May Apply to Payments on Your Notes, Including as a Result of the Failure of the Bank or Broker Through Which You Hold the Notes to Provide Information to Tax Authorities

Please see the discussion under “United States Taxation — Taxation of Debt Securities — Foreign Account Tax Compliance Act (FATCA) Withholding” in the accompanying prospectus for a description of the applicability of FATCA to payments made on your notes.

HISTORICAL EXCHANGE RATES

We have derived all information regarding the exchange rate contained in this pricing supplement from publicly available information, without independent verification.

The exchange rate has fluctuated in the past and may, in the future, experience significant fluctuations. Any historical upward or downward trend in the exchange rate during any period shown below is not an indication that the exchange rate is more or less likely to increase or decrease at any time during the life of your notes. You should not take the historical levels of the exchange rate as an indication of future performance. We cannot give you any assurance that the future performance of the exchange rate will result in your receiving an amount greater than the outstanding face amount of your notes on the stated maturity date.

Neither we nor any of our affiliates makes any representation to you as to the performance of the exchange rate. The actual performance of the exchange rate over the life of the offered notes, as well as the cash settlement amount at maturity may bear little relation to the historical exchange rates shown below.

The following graph shows the published daily historical exchange rates from December 23, 2004 through December 23, 2014 published by WM Company and displayed on the relevant source specified in “Summary Information — Key Terms — Relevant Source” on page PS-3 of this pricing supplement for such periods, rounded to four decimal places. A decrease in the exchange rate for a given period indicates a positive currency return, while an increase in the exchange rate indicates a negative currency return.  We obtained the information in the graph below from WM Company without independent verification. The historical exchange rates and historical exchange rate performance set forth below should not be taken as an indication of future performance. We cannot give you any assurance that the final exchange rate will be less than or equal to the initial exchange rate or that the cash settlement amount at maturity will be greater than the face amount of your notes.

Historical USD/EUR Exchange Rates

SUPPLEMENTAL DISCUSSION OF U.S. FEDERAL INCOME TAX CONSEQUENCES

The following section supplements the discussion of U.S. federal income taxation in the accompanying currency terms supplement.

The following section is the opinion of Sidley Austin LLP, counsel to The Goldman Sachs Group, Inc. It applies to you only if you hold your notes as a capital asset for tax purposes. This section does not apply to you if you are a member of a class of holders subject to special rules, such as:

•                  a dealer in securities or currencies;

•                  a trader in securities that elects to use a mark-to-market method of accounting for your securities holdings;

•                  a bank;

•                  a regulated investment company;

•                  a life insurance company;

•                  a tax-exempt organization;

•                  a partnership;

•                  a person that owns the notes as a hedge or that is hedged against interest rate risks;

•                  a person that owns the notes as part of a straddle or conversion transaction for tax purposes; or

•                  a United States holder (as defined below) whose functional currency for tax purposes is not the U.S. dollar.

This section is based on the U.S. Internal Revenue Code of 1986, as amended, its legislative history, existing and proposed regulations under the Internal Revenue Code, published rulings and court decisions, all as currently in effect. These laws are subject to change, possibly on a retroactive basis.

You should consult your tax advisor concerning the U.S. federal income tax and other tax consequences of your investment in the notes, including the application of state, local or other tax laws and the possible effects of changes in federal or other tax laws.

United States Holders

This subsection describes the tax consequences to a United States holder. You are a United States holder if you are a beneficial owner of notes and you are:

•                  a citizen or resident of the United States;

•                  a domestic corporation;

•                  an estate whose income is subject to U.S. federal income tax regardless of its source; or

•                  a trust if a United States court can exercise primary supervision over the trust’s administration and one or more United States persons are authorized to control all substantial decisions of the trust.

If you are not a United States holder, this section does not apply to you and you should refer to “— United States Alien Holders” below.

Your notes will be treated as debt instruments subject to special rules governing contingent payment debt instruments for U.S. federal income tax purposes. Under those rules, the amount of interest you are required to take into account for each accrual period will be determined by constructing a projected payment schedule for your notes and applying rules similar to those for accruing original issue discount on a hypothetical noncontingent debt instrument with that projected payment schedule. This method is applied by first determining the yield at which we would issue a noncontingent fixed rate debt instrument with terms and conditions similar to your notes (the “comparable yield”) and then determining as of the issue date a payment schedule that would produce the comparable yield. These rules will generally have the effect of requiring you to include amounts in income in respect of your notes prior to your receipt of cash attributable to such income.

We have determined that the comparable yield for the notes is equal to 2.16% per annum, compounded semi-annually. Based on this comparable yield, if you are an initial holder that holds a note until maturity and you pay your taxes on a calendar year basis, we have determined that you would be required to report the following amounts as ordinary income, not taking into account any positive or negative adjustments you may be required to take into account based on the actual payments on the notes, from the note each year:

Accrual Period	Interest Deemed to Accrue During Accrual Period (per $1,000 note)	Total Interest Deemed to Have Accrued from Original Issue Date (per $1,000 note) as of End of Accrual Period
December 31, 2014	$0.00	$0.00
January 1, 2015 through December 31, 2015	$21.72	$21.72
January 1, 2016 through December 31, 2016	$22.19	$43.91
January 1, 2017 through December 29, 2017	$22.54	$66.45

In addition, we have determined the projected payments for your notes are as follows:

Taxable Year	Coupon Payment in December	Cash Settlement Amount on Stated Maturity Date
2015	$0.00	N/A
2016	$0.00	N/A
2017	$0.00	$1,066.45

The comparable yield and projected payment schedule are not provided to you for any purpose other than the determination of your interest accruals in respect of your notes, and we make no representation regarding the amount of contingent payments with respect to your notes.

If, during any taxable year, the actual payments with respect to the notes exceed the projected payments for that taxable year, you will incur a “net positive adjustment” under the contingent debt regulations equal to the amount of such excess. You will treat a net positive adjustment as additional interest income in that taxable year.

If, during any taxable year, the actual payments with respect to the notes are less than the amount of projected payments for that taxable year, you will incur a “net negative adjustment” under the contingent debt regulations equal to the amount of such deficit. This net negative adjustment will (a) reduce your interest income on the notes for that taxable year, and (b) to the extent of any excess after the application of (a), give rise to an ordinary loss to the extent of your interest income on the notes during prior taxable years, reduced to the extent such interest was offset by prior net negative adjustments. Any net negative adjustment in excess of the amounts described in (a) and (b) will be carried forward as a negative adjustment to offset future interest income with respect to the notes or to reduce the amount realized on a sale, exchange or maturity of the notes. A net negative adjustment is not subject to the two percent floor limitation on miscellaneous itemized deductions.

You are required to use the comparable yield and projected payment schedule that we compute in determining your interest accruals in respect of your notes, unless you timely disclose and justify on your U.S. federal income tax return the use of a different comparable yield and projected payment schedule.

Furthermore, it is possible that any Form 1099-OID you receive in respect of the notes may not take net negative or positive adjustments into account and therefore may overstate or understate your interest inclusions. You should consult your tax advisor as to whether and how adjustments should be made to the amounts reported on any Form 1099-OID.

If you purchase your notes at a price other than their adjusted issue price as determined for tax purposes, you must determine the extent to which the difference between the price you paid for your notes and their adjusted issue price is attributable to a change in expectations as to the projected payment schedule, a change in interest rates, or both, and reasonably allocate the difference accordingly. If the adjusted issue price of your notes is greater than the price you paid for your notes, you must make positive adjustments increasing (i) the amount of interest that you would otherwise accrue and include in income each year, and (ii) the amount of ordinary income (or decreasing the amount of ordinary loss) recognized upon sale, exchange or maturity, by the amounts allocated to each of interest and projected payment schedule; if the adjusted issue price of your notes is less than the price you paid for your notes, you must make negative adjustments, decreasing (i) the amount of interest that you must include in income each year, and (ii) the amount of ordinary income (or increasing the amount of ordinary loss) recognized upon sale, exchange or maturity by the amounts allocated to each of interest and projected payment schedule. Adjustments allocated to the interest amount are not made until the date the daily portion of interest accrues.

The adjusted issue price of your notes will equal your notes’ original issue price plus any interest deemed to be accrued on your notes (under the rules governing contingent payment debt instruments) as of the time you purchase your notes, decreased by the projected amount of any contingent payments previously made with respect to the notes. The original issue price of your notes is equal to the first price at which a substantial amount of the notes is sold to persons other than bond houses, brokers, or similar persons or organizations acting in the capacity of underwriters, placement agents, or wholesalers.

Because any Form 1099-OID that you receive will not reflect the effects of positive or negative adjustments resulting from your purchase of notes at a price other than the adjusted issue price determined for tax purposes, you are urged to consult with your tax advisor as to whether and how adjustments should be made to the amounts reported on any Form 1099-OID.

You will recognize income or loss upon the sale, exchange or maturity of your notes in an amount equal to the difference, if any, between the amount of cash you receive at such time and your adjusted basis in your notes. In general, your adjusted basis in your notes will equal the amount you paid for your notes, increased by the amount of interest you previously accrued with respect to your notes (in accordance with the comparable yield and the projected payment schedule for your notes), decreased by the projected amount of any contingent payments previously made to you with respect to your notes and increased or decreased by the amount of any positive or negative adjustment, respectively, that you are required to make if you purchase your notes at a price other than the adjusted issue price determined for tax purposes (as described in the accompanying currency terms supplement).

Any income you recognize upon the sale, exchange or maturity of your notes will be ordinary interest income. Any loss you recognize at such time will be ordinary loss to the extent of interest you included as income in the current or previous taxable years in respect of your notes, and thereafter, capital loss. If you are a non-corporate holder, you would generally be able to use such ordinary loss to offset your income only in the taxable year in which you recognize the ordinary loss and would generally not be able to carry such ordinary loss forward or back to offset income in other taxable years.

United States Alien Holders

If you are a United States alien holder, please see the discussion under “Supplemental Discussion of U.S. Federal Income Tax Consequences — United States Alien Holders” in the accompanying currency terms supplement for a description of the tax consequences relevant to you. You are a United States alien holder if you are the beneficial owner of the notes and are, for U.S. federal income tax purposes:

•                  a nonresident alien individual;

•                  a foreign corporation; or

•                  an estate or trust that in either case is not subject to U.S. federal income tax on a net income basis on income or gain from the notes.

Foreign Account Tax Compliance Act (FATCA) Withholding

Pursuant to Treasury regulations, Foreign Account Tax Compliance Act (FATCA) withholding (as described in “United States Taxation—Taxation of Debt Securities—Foreign Account Tax Compliance Act (FATCA) Withholding” in the accompanying prospectus) will generally apply to obligations that are issued on or after July 1, 2014; therefore, the notes will generally be subject to FATCA withholding. However, according to final Treasury regulations, the withholding tax described above will not apply to payments of gross proceeds from the sale, exchange or other disposition of the notes made before January 1, 2017.

VALIDITY OF THE NOTES

In the opinion of Sidley Austin LLP, as counsel to The Goldman Sachs Group, Inc., when the notes offered by this pricing supplement have been executed and issued by The Goldman Sachs Group, Inc. and authenticated by the trustee pursuant to the indenture, and delivered against payment as contemplated herein, such notes will be valid and binding obligations of The Goldman Sachs Group, Inc., enforceable in accordance with their terms, subject to applicable bankruptcy, insolvency and similar laws affecting creditors’ rights generally, concepts of reasonableness and equitable principles of general applicability (including, without limitation, concepts of good faith, fair dealing and the lack of bad faith), provided that such counsel expresses no opinion as to the effect of fraudulent conveyance, fraudulent transfer or similar provision of applicable law on the conclusions expressed above. This opinion is given as of the date hereof and is limited to the Federal laws of the United States, the laws of the State of New York and the General Corporation Law of the State of Delaware as in effect on the date hereof. In addition, this opinion is subject to customary assumptions about the trustee’s authorization, execution and delivery of the indenture and the genuineness of signatures and certain factual matters, all as stated in the letter of such counsel dated September 15, 2014, which has been filed as Exhibit 5.5 to The Goldman Sachs Group, Inc.’s registration statement on Form S-3 filed with the Securities and Exchange Commission on September 15, 2014.

We have not authorized anyone to provide any information or to make any representations other than those contained or incorporated by reference in this pricing supplement, the accompanying currency terms supplement, the accompanying prospectus supplement or the accompanying prospectus.  We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you.  This pricing supplement, the accompanying currency terms supplement, the accompanying prospectus supplement and the accompanying prospectus is an offer to sell only the notes offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so.  The information contained in this pricing supplement, the accompanying currency terms supplement, the accompanying prospectus supplement and the accompanying prospectus is current only as of the respective dates of such documents.

Pricing Supplement

		$6,055,000 The Goldman Sachs Group, Inc. Contingent Coupon Currency-Linked Notes due 2017 Goldman, Sachs & Co.

Summary Information	PS-2
Hypothetical Examples	PS-8
Additional Risk Factors Specific to Your Notes	PS-12
Historical Exchange Rates	PS-17
Validity of the Notes	PS-22

Currency Terms Supplement dated September 15, 2014

Additional Risk Factors Specific to the Notes	S-1
Supplemental Terms of the Notes	S-9
Use of Proceeds	S-29
Hedging	S-29
Supplemental Discussion of Federal Income Tax Consequences	S-30
Employee Retirement Income Security Act	S-38
Supplemental Plan of Distribution	S-39

Prospectus Supplement dated September 15, 2014

Use of Proceeds	S-2
Description of Notes We May Offer	S-3
Considerations Relating to Indexed Notes	S-19
United States Taxation	S-22
Employee Retirement Income Security Act	S-23
Supplemental Plan of Distribution	S-24
Validity of the Notes	S-26

Prospectus dated September 15, 2014

Available Information	2
Prospectus Summary	4
Use of Proceeds	8
Description of Debt Securities We May Offer	9
Description of Warrants We May Offer	39
Description of Purchase Contracts We May Offer	56
Description of Units We May Offer	61
Description of Preferred Stock We May Offer	67
Description of Capital Stock of The Goldman Sachs Group, Inc.	75
Legal Ownership and Book-Entry Issuance	80
Considerations Relating to Floating Rate Securities	85
Considerations Relating to Indexed Securities	87
Considerations Relating to Securities Denominated or Payable in or Linked to a Non-U.S. Dollar Currency	88
United States Taxation	91
Plan of Distribution	114
Conflicts of Interest	117
Employee Retirement Income Security Act	118
Validity of the Securities	119
Experts	119
Review of Unaudited Condensed Consolidated Financial Statements by Independent Registered Public Accounting Firm	120
Cautionary Statement Pursuant to the Private Securities Litigation Reform Act of 1995	120